Exhibit 99.1

VIA UPS OVERNIGHT MAIL

June 26, 2014

ACP Re, Ltd.

c/o NGIC Insurance Management Limited

7 Reid Street, 4th Floor

Hamilton, Bermuda

Attn: Chief Financial Officer

Gentlemen:

Various of your representatives have orally suggested to us that an unwaived Insolvency Event has or may have occurred under Section 6.02(f)(i) of the merger agreement in the form of the Amended Order of Administrative Supervision of the Massachusetts Insurance Department dated May 20, 2014. We do not believe that any such Insolvency Event has occurred. Tower intends to satisfy all conditions to closing the Merger applicable to Tower.

Furthermore, we note that on June 26th, the Company confirmed to the Massachusetts Insurance Department that it would immediately contribute $3 million to its wholly owned subsidiary, Tower National Insurance Company, a Massachusetts domiciled insurance company (“TNIC”). In consideration for such payment, and subject to the approval of the Massachusetts Insurance Department, TNIC will issue a surplus note to the Company in the aggregate principal amount of $3 million. The effect of these transactions will be to increase the policyholders’ surplus of TNIC to a level in excess of the minimum required capital and surplus.

Tower by this letter requests that ACP Re, Ltd. unequivocally assure Tower in writing of its commitment to close the Merger on the terms and conditions set forth in the merger agreement and affirm that an Insolvency Event has not occurred. If such assurances are not received by Tower by 5:00 p.m. Monday, June 30, 2014, Tower will conclude that ACP Re will not voluntarily close the merger agreement at the price set forth therein. Tower reserves all of its rights, positions, and remedies under the merger agreement or otherwise, including to make disclosures that may be required under applicable law.

120 Broadway, 31st Floor  •  New York, NY 10271-3199

MAIN: 212.655.2000 FAX: 212.655.2070

All capitalized terms not defined herein shall have the meanings ascribed to them in the Agreement and Plan of Merger by and among Tower Group International, Ltd., ACP Re, Ltd. and London Acquisition Company Limited.

Very truly yours,

/s/ Elliot S. Orol

Elliot S. Orol

Senior Vice President,

General Counsel and Secretary

cc:	William W. Fox, Jr., Tower Group International, Ltd.

Ernest W. Wechsler, Kramer Levin Naftalis & Frankel LLP

Daniel A. Rabinowitz, Kramer Levin Naftalis & Frankel LLP

Michael Karfunkel, ACP Re, Ltd.

Barry D. Zyskind, AmTrust Financial Group, Inc.